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                                                                EXHIBIT (a)(10)

              [The Following Will Be Delivered by Electronic Mail]

                               November 12, 2002

Dear Employees:

On October 28, 2002, we sent you detailed information about the stock option exchange program, including offering materials describing the program. At that time, we also submitted the offering materials to the Securities and Exchange Commission ("SEC") for review. Based on the SEC's comments, we have prepared a Supplement, which amends and supplements the offering materials.

We have attached the Supplement to this email. We believe that that the changes to the offering materials made by the Supplement do not alter in any material way the substantive terms of the stock option exchange program.

You already should have received your Letter of Transmittal. PLEASE NOTE THAT STEPHANIE SHAW MUST RECEIVE YOUR LETTER OF TRANSMITTAL IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED THEREIN BY 5:00 P.M., EASTERN STANDARD TIME, ON NOVEMBER 26, 2002. If you have already delivered your Letter of Transmittal to Stephanie Shaw, you do not need to resubmit a Letter of Transmittal.

If you have any questions or are unable to open the attached document, please contact Stephanie Shaw in the Human Resources department.

William P. Lyons
President and Chief Executive Officer

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